Exhibit No. 99.1
For immediate release

FAIRMONT ANNOUNCES WITHDRAWAL OF OPPOSITION
BY GROUP OF CONVERTIBLE NOTEHOLDERS

TORONTO, April 20, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today announced that the holders of its Senior Convertible Notes (the “Notes”) that had previously advised that they were planning to oppose Fairmont’s plan of arrangement (the “Arrangement”) have withdrawn their opposition. The Arrangement, which was approved by Fairmont’s shareholders on April 18, 2006, will give effect to the acquisition of all of Fairmont’s outstanding common shares by a company (the "Purchaser") owned by affiliates of Kingdom Hotels International and Colony Capital, LLC.

Fairmont has been informed by the Purchaser that it intends to increase its tender offer to purchase all of the Notes by 25 basis points (the “Revised Offer”). The Noteholders who had announced their opposition to the Arrangement and collectively hold approximately 54% of the aggregate principal amount of the Notes, have committed to tender their Notes under the Revised Offer.

The closing of the transaction is subject to court approval in Canada as well as the satisfaction or waiver of certain other conditions. The Company will seek final court approval today with the Ontario Superior Court of Justice. If court approval is obtained, the transaction is expected to close in early May 2006, after which all Fairmont shareholders will receive US$45.00 in cash for each Fairmont common share.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Executive Director Investor Relations
Tel: 866.627.0642
Email: investor@fairmont.com
Website: www.fairmontinvestor.com